April 11, 2023

Eiko Yaoita Pyles, Staff Accountant
Melissa Gilmore, Senior Staff Accountant

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:    Blue Bird Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended October 1, 2022 (“fiscal 2022”)
Filed December 12, 2022
File No. 001-36267

To the addressees set forth above:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as set forth in your letter dated March 28, 2023 (the “Comment Letter”) relating to the Company’s Form 10-K for fiscal 2022. For ease of reference in this letter, a) each of your comments appears in italics directly above the Company’s related response and b) any reference to a page number in our response corresponds to the page number included at the bottom of each page of the Company’s fiscal 2022 Form 10-K filed with the SEC on December 12, 2022.

Form 10-K for the Fiscal Year Ended October 1, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.    We note that you had entered into a four-year interest rate collar to partially mitigate your exposure to interest rate fluctuations, which terminated on September 30, 2022. In future filings, please describe in your disclosure how the interest rate fluctuations related to the credit facility impact your results of operations and cash flows, and describe any new measures you have taken to mitigate the interest rate risks, if any.

We acknowledge the Staff’s comment and confirm our intentions to provide financial statement readers with detailed disclosures in future filings that are materially consistent with such disclosures included in our fiscal 2022 Form 10-K regarding how interest rate fluctuations related to our Credit Agreement impact our results of operations and cash flows. We currently have no near-term plans to enter into any arrangements to mitigate interest rate risk related to our Credit Agreement. However, to the extent that our plans change, we confirm our intentions to provide financial statement readers with detailed disclosures in future filings that are materially consistent with those pertaining to the interest rate collar included in our fiscal 2022 Form 10-K.

The detailed disclosures included in our fiscal 2022 Form 10-K referenced above have been provided below for your convenience:

In Item 1A, Risk Factors, we disclose in the discussion entitled “Interest rates could change substantially, materially impacting our profitability” that “Our borrowings under our credit facility bear interest at variable market rates and expose us to interest rate risk” (page 21).

BLUE BIRD CORPORATION
3920 Arkwright Rd., Suite 200, Macon, GA 31210

In Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, we disclose in the discussion entitled “Factors Affecting Our Expenses and Other Items” that “Our interest expense relates to costs associated with our debt instruments and reflects both the amount of indebtedness and the interest rate that we are required to pay on our debt. Interest expense also includes unrealized gains or losses from interest rate hedges, if any, and changes in the fair value of interest rate derivatives not designated in hedge accounting relationships, if any” (page 30).

In Item 7, we disclose in the discussion entitled “Consolidated Results of Operations for the fiscal years ended October 1, 2022 and October 2, 2021” that “Interest expense was $14.7 million for fiscal 2022, an increase of $5.0 million, or 51.6%, compared to $9.7 million for fiscal 2021. The increase was primarily attributable to an increase in the stated term loan interest rate from 4.0% at October 2, 2021 to 7.9% at October 1, 2022, as well as increased revolving credit facility borrowings outstanding during fiscal 2022 when compared with fiscal 2021” (page 34).

In Item 7, we disclose in the discussion entitled “Consolidated Results of Operations for the fiscal years ended October 2, 2021 and October 3, 2020” that “Interest expense was $9.7 million for fiscal 2021, a decrease of $2.6 million, or 21.0%, compared to $12.3 million for fiscal 2020. The decrease was largely attributable to fluctuations in the fair value of the interest rate collar (a liability balance) recorded in interest expense. The fiscal 2020 balance included a $2.6 million net increase in the fair value of the interest rate collar, while the fiscal 2021 balance included a $1.6 million decrease in fair value, thus resulting in a net $4.2 million decrease in interest expense. This decrease was partially offset by increased effective interest rates on outstanding borrowings” (page 36).

In Item 7, we disclose in the discussion entitled “Liquidity and Capital Resources” that borrowings under our Credit Agreement bear interest, at the Company’s election, at “either base rate or LIBOR” (which was subsequently replaced by SOFR as discussed further within this same disclosure) (pages 38 through 43).

In Item 7A, Quantitative and Qualitative Disclosures About Market Risk” we disclose in the discussion entitled “Interest Rate Risk” that “We are charged variable rates of interest on our indebtedness outstanding under the Amended Credit Agreement, which exposes us to fluctuations in interest rates. In the first quarter of fiscal 2019, we entered into a four year interest rate collar contract with a notional value of $150.0 million to partially mitigate our exposure to interest rate fluctuations on our variable rate term loan debt. The collar established a range where we paid the counterparty if the three month LIBOR rate fell below the established floor rate of 1.5%, and the counterparty paid us if the three month LIBOR rate exceeded the ceiling rate of 3.3%. The collar settled quarterly through the termination date of September 30, 2022. No payments or receipts were exchanged on the interest rate collar contract unless interest rates rose above or fell below the contracted ceiling or floor rates. Throughout much of fiscal 2022, the three month LIBOR rate fell below the established floor, which required us to make $1.2 million in total cash payments to the counterparty. We monitor and manage interest rate exposure as part of our overall risk management program, which recognizes the unpredictability of interest rates and seeks to reduce potentially adverse effects on our business. However, changes in interest rates cannot always be predicted, hedged, or offset with price increases to eliminate earnings volatility” (page 49).

In Item 8, Financial Statements and Supplementary Data, we disclose within the “Consolidated Statements of Operations” interest expense and interest income separately (page 54).

In Item 8, we disclose within the “Consolidated Statements of Cash Flows” cash paid for interest, net of interest received, separately (page 56).

In Item 8, we disclose in footnote 2, Summary of Significant Accounting Policies and Recently Issued Accounting Standards, in the discussions pertaining to a) “Derivative Instruments” that “Gains and losses on derivative instruments are recognized in the operating results line item that reflects the underlying exposure that was mitigated either via a formal hedge accounting relationship or economically” (page 61) and b) “Statement of Cash Flows” that “The exchange of cash, if any, associated with derivative transactions is classified in the same category as the cash flows from the underlying items giving rise to the foreign currency or interest rate exposures” (page 64).

In Item 8, we disclose in footnote 3, Supplemental Financial Information, in the discussion pertaining to “Derivative Instruments” that “We are charged variable rates of interest on our indebtedness outstanding under the Amended Credit Agreement (defined in Note 8) which exposes us to fluctuations in interest rates. On October 24, 2018, the Company entered into a four year interest rate collar with a $150.0 million notional value with an effective date of November 30, 2018. The collar was entered into in order to partially mitigate our exposure to interest rate fluctuations on our variable rate debt. The collar established a range where we paid the counterparty if the three month LIBOR rate fell below the established floor rate of 1.5%, and the counterparty paid us if the three month LIBOR rate exceeded the ceiling rate of 3.3%. The collar settled quarterly through the termination date of September 30, 2022. No payments or receipts were exchanged on the interest rate collar contracts unless interest rates rose above or fell below the contracted ceiling or floor rates. Throughout much of the fiscal year ended October 1, 2022, the three month LIBOR rate fell below the established floor, which required us to make $1.2 million in total cash payments to the counterparty” (page 66).

In Item 8, we disclose in footnote 8, Debt, that borrowings under our Credit Agreement bear interest, at the Company’s election, at “either base rate or LIBOR” (which was subsequently replaced by SOFR as discussed further within this same disclosure). We also disclose within that same discussion that “At October 1, 2022 and October 2, 2021, the stated interest rates on the term loans were 7.9% and 4.0%, respectively. At October 1, 2022 and October 2, 2021, the weighted-average annual effective interest rates for the term loans were 8.0% and 6.0%, respectively, which included amortization of the deferred debt issuance costs and interest payments relating to the interest rate collar, as applicable” (pages 68 through 73).

Key Non-GAAP Financial Measures We Use to Evaluate Our Performance, page 31

2.    We note that your adjusted EBITDA reflect adjustments for “Operational transformation initiatives” and “Product redesign initiatives.” These adjustments were also included in the calculations of non-GAAP measures disclosed in the earnings release for fiscal 2022. Please tell us the nature of these adjustments and how you considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation.

Operational transformation initiatives

As disclosed extensively in our fiscal 2022 Form 10-K, the COVID-19 pandemic and subsequent supply chain disruptions significantly impacted the Company’s operations, financial results and liquidity during fiscal years 2020 through 2022. Such impact included, among others, shortages of key components that hindered the Company's ability to complete the production of buses to fulfill sales orders, which had a significant, adverse impact on the Company's revenues during fiscal years 2021 and 2022. The Company also experienced significant increased purchase costs for many of its raw materials as a result of supply chain disruptions over these same periods that negatively impacted the gross profit it recognized on sales.

To address the impact of supply chain constraints on the Company’s operations, financial results and liquidity, management implemented an operational transformation initiative, the total cost of which was largely comprised of external consulting and other professional fees. The desired outcomes of the initiative were, among others, to: optimize the Company’s employee base given the reduction in buses we could produce as a result of shortages of key components; reduce or eliminate certain costs in the Company’s supply chain function; maximize the efficiency of the Company’s manufacturing operations in consideration of shortages of key components; assist in forecasting working capital and amending the Company’s Credit Agreement, etc. The vast majority of the total costs relating to such initiative were incurred in fiscal 2022, although a smaller amount of such costs, primarily pertaining to certain vendor contracts crossing over the end of fiscal 2022, will also occur in fiscal year 2023.

As the costs included in this category resulted exclusively from the pandemic and supply chain disruptions experienced during fiscal years 2020 through 2022 and are not expected to recur, they are not indicative of our normal, recurring operating activities. Accordingly, management has determined that exclusion of these major operational transformation initiative costs from Adjusted EBITDA does not cause that financial metric to be misleading. Instead, we believe that the presentation reflecting the impact of this item is appropriate and meaningful as it, when coupled with our more prominent disclosures of U.S. GAAP results and the reconciliation to U.S. GAAP results, provides additional information to allow financial statement readers a more complete and meaningful evaluation of our current operating performance and comparisons to our past operating performance. We also believe that such presentation facilitates improved visibility to forecast the Company's more normalized business operations in future periods.

Product redesign initiatives

As an automotive manufacturer, our products must meet or exceed certain government-mandated regulations, particularly those relating to unique, applicable state and federal emissions requirements. Compliance with such standards can be difficult and costly and require extensive product development and testing costs over extended periods of time. We work extensively with, and fund a significant amount of the research and development and other costs incurred by, our single-source suppliers to comply with applicable emissions standards in the manufacture of the different power trains, including engines and emissions aftertreatment systems, we offer on our buses. Because of the complexity of these requirements, a) the costs relating to such major product redesign initiatives are significant and generally span more than one annual period and b) the government-mandated regulations do not change frequently once implemented due to the significance of the costs of, and changes to, supply chain and manufacturing processes necessary to comply with them.

In excluding these costs as an adjustment to our Adjusted EBITDA financial metric, we considered Question 100.01 of the SEC’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which states that certain adjustments, while not explicitly prohibited, could cause the presentation of the non-GAAP measure to be misleading. Specifically, management considered that a) such expenses are not normal, recurring operating activities as they occur infrequently and not on a set cadence and b) compliance with such complex regulations does not provide the Company with a competitive advantage within the school bus industry that significantly impacts our revenue generating activities or business strategies given that our competitors must also adhere to such regulatory requirements to manufacture and sell buses.

Accordingly, management has determined that exclusion of these major product redesign initiative costs from Adjusted EBITDA does not cause that financial metric to be misleading. To the contrary, we believe that the presentation reflecting the impact of this item is appropriate and meaningful as it, when coupled with our more prominent disclosures of U.S. GAAP results and the reconciliation to U.S. GAAP results, provides additional information to allow financial statement readers a more complete understanding of our results of operations and cash flows as well as the factors and trends affecting our business. Specifically, we believe that it provides better visibility to evaluate year-over-year comparisons and in forecasting the Company's more normalized business operations in future periods.

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Thank you for your letter, and we hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please feel free to contact me directly at (478) 822-2295.

Sincerely,

/s/ Razvan Radulescu

Razvan Radulescu
Chief Financial Officer

cc:    Ted Scartz, Senior Vice President, General Counsel and Secretary